Exhibit 12.1

UNITED STATES STEEL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Unaudited)

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in Millions)	2004	2003	2003	2002	2001	2000	1999

Portion of rentals representing interest	$14	$7	$46	$34	$45	$48	$46
Capitalized interest	2	2	8	6	1	3	6
Other interest and fixed charges	51	35	156	136	153	115	75
Pretax earnings which would be required to cover preferred stock dividend requirements	6	6	33	—	12	12	14

Combined fixed charges and preferred stock dividends (A)	$73	$50	$243	$176	$211	$178	$141

Earnings-pretax income with applicable adjustments (B)	$163	$(35)	$(604)	$183	$(387)	$187	$295

Ratio of (B) to (A)	2.23	(a)	(b)	1.04	(c)	1.05	2.10

(a)	Earnings did not cover fixed charges and preferred stock dividends by $85 million.
(b)	Earnings did not cover fixed charges and preferred stock dividends by $847 million.
(c)	Earnings did not cover fixed charges and preferred stock dividends by $598 million.